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February 25, 2015

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Elisabeth M. Bentzinger, Esq.

Re:	Schwab Capital Trust (File Nos. 33-62470 and 811-7704) (the “Registrant”)

Dear Ms. Bentzinger:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 142 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 143 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(1) under the 1933 Act on December 22, 2014. PEA No. 142 relates to certain changes to the Laudus Small-Cap MarketMasters Fund (the “Small-Cap Fund”) and the Laudus International MarketMasters Fund (the “International Fund,” and together with the Small-Cap Fund, each, a “Fund,” and collectively, the “Funds”), each of which is a series of the Registrant. The SEC staff’s comments were provided by you to Stephen T. Cohen of Dechert LLP in a telephonic discussion on February 3, 2015.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 142, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

Prospectus:

1.	Comment: Please separately file on EDGAR as correspondence for the SEC staff’s review the completed “Fund fees and expenses” table for each Fund.

Response: The Registrant has separately filed on EDGAR as correspondence the completed “Fund fees and expenses” table for each Fund.

2.	Comment: In each Fund’s “Fund fees and expenses” table, please anchor the footnote relating to the expense limitation agreement between the Fund and the investment adviser to the line item “Less expense reduction.”

Response: The Registrant respectfully believes that the footnote relating to the expense limitation agreement in each Fund’s “Fund fees and expenses” table is appropriately anchored to the “Total annual fund operating expenses after expense reduction” line and is responsive to the applicable instructions set forth in Item 3 of Form N-1A. As a result, no change has been made in response to this comment.

3.	Comment: In the Small-Cap Fund’s “Fund fees and expenses” table, please include the parenthetical “(including AFFE)” directly following “Total annual fund operating expenses.”

Response: Per instruction 3(f) of Item 3 of Form N-1A, the Registrant has removed the Acquired Fund Fees and Expenses (“AFFE”) line item and related footnote from the Small-Cap Fund’s “Fund fees and expenses” table, because the Fund’s AFFE did not exceed one basis point during the applicable period.

4.	Comment: Please confirm that the AFFE disclosed in the Small-Cap Fund’s “Fund fees and expenses” table reflect the actual AFFE incurred by the Fund during the prior fiscal year rather than estimated values, and please remove the disclosure in the related footnote indicating that the AFFE in the table reflect estimated values.

Response: As noted in the response to Comment 3 above, the Registrant has removed the AFFE line item and related footnote from the Small-Cap Fund’s “Fund fees and expenses” table, because the Fund’s AFFE did not exceed one basis point during the applicable period.

5.	Comment: Please delete the last sentence of the footnote related to AFFEs in the Small-Cap Fund’s “Fund fees and expenses” table.

Response: As noted in the responses to Comments 3 and 4 above, the Registrant has removed the AFFE line item and related footnote from the Small-Cap Fund’s “Fund fees and expenses” table, because the Fund’s AFFE did not exceed one basis point during the applicable period.

6.	Comment: In your response, please explain whether derivative investments may be used for the purpose of satisfying the Small-Cap Fund’s 80% non-fundamental investment policy adopted pursuant to Rule 35d-1 under the 1940 Act, and, if so, please confirm that the mark-to-market values of such derivatives, and not notional values, will be used for the purpose of calculating compliance with this policy.

Response: The Registrant confirms that, consistent with Rule 35d-1 and the guidance provided by the SEC in the release adopting that rule, the Small Cap Fund may use derivative investments for the purposes of complying with its 80% non-fundamental investment policy. The Registrant also confirms that it will use the mark-to-market values of any applicable derivative when calculating compliance with the 80% policy.

7.	Comment: In connection with the portfolio turnover rate discussion in the Small-Cap Fund’s “Principal investment strategies” section, please consider adding a separate portfolio turnover rate risk to the “Principal risks” section.

Response: The Registrant respectfully believes that the existing “Principal investment strategies” and “Principal risks” disclosures for the Small-Cap Fund accurately reflect the risks associated with actively buying and selling portfolio securities.

8.	Comment: Please revise the “Mid- and Small-Cap Risk” for the Small-Cap Fund in response to Items 4 and 9 of Form N-1A to conform with the description of the Fund’s principal investment strategies, which do not explicitly state that the Fund makes investments in mid-cap stocks.

Response: The Small-Cap Fund’s portfolio will include securities of certain companies that were classified as small-cap stocks at the time of acquisition, but that, as a result of growth, may be deemed mid-cap stocks. Because of this and the fact that the Registrant believes that small- and mid-cap stocks share certain risks that differ from large-cap stocks (as described in the “Mid- and Small-Cap Risk” disclosure in response to Items 4 and 9 of Form N-1A), the Registrant respectfully believes that the current “Mid- and Small-Cap Risk” disclosure is appropriate.

9.	Comment: In your response, please confirm that Mellon Capital Management Corp. (“Mellon”) manages less than 30% of the Small Cap Fund’s net assets.

Response: The Registrant confirms that Mellon Capital Management Corp. manages less than 30% of the Small Cap Fund’s net assets.

10.	Comment: Please revise the “Total annual fund operating expenses” line in the International Fund’s “Fund fees and expenses” table to read “Total annual fund operating expenses after expense reduction.”

Response: The Registrant has made the requested revision.

11.	Comment: Please consider replacing certain technical terms (e.g., bottom-up approach, etc.) included in the description of the investment managers’ investment strategies in the “More about the fund’s investment managers and principal risks” sections of the prospectus with more plain-English descriptions.

Response: The Registrant respectfully believes that the current disclosure uses plain-English descriptions of the investment managers’ investment strategies.

12.	Comment: Please consider defining the Russell 2000 Growth Index in the description of BMO AM’s investment strategies in the Small-Cap Fund’s “More about the fund’s investment managers and principal risks” section.

Response: The Registrant believes that the current disclosure adequately describes BMO AM’s investment strategies.

13.	Comment: Please review each Fund’s principal risks disclosures relating to derivatives instruments in accordance with the July 30, 2010 letter from Barry D. Miller to Karrie McMillan to ensure that each Fund’s principal risks disclosures are appropriately tailored for each Fund.

Response: The Registrant has reviewed the letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and believes that the Funds’ derivatives disclosures are consistent with the observations made in the Letter.

14.	Comment: In your response, please explain how, under Section 22(e) of the 1940 Act, the Funds may reserve the right to redeem a shareholder’s shares under the circumstances described on page 21 of the prospectus.

Response: The Registrant believes that the Funds may redeem a shareholder’s shares under the circumstances described on page 21 of the prospectus based on no-action relief provided by the SEC staff.1

15.	Comment: Please consider defining “Sweep Investments” when first used.

Response: The Registrant respectfully believes that by including the trademark symbol associated with “Sweep Investments,” it is clear (without further definition) that a specific trademarked product is being referenced.

16.	Comment: On page 21 of the prospectus, in connection with the disclosure relating to redemptions paid in liquid portfolio securities, please consider including additional disclosure that such redemptions are subject to market risks and applicable taxes.

[1]	See, e.g., Scudder Group of Funds, SEC No-Action Letter (Sept. 15, 1992), DFA U.S. Large Cap Portfolio Inc., SEC No-Action Letter (Sept. 7, 1990) and Axe-Houghton Income Fund, Inc., SEC No-Action Letter (Mar. 19, 1981).

Response: The Registrant has included the requested additional disclosure relating to redemptions-in-kind in the Statement of Additional Information (“SAI”).

17.	Comment: Please disclose the cut-off time that redemption requests need to be received by a Fund in order to processed on the same business day.

Response: The Registrant respectfully notes that this information is disclosed in the “Share price” section on page 23 of the prospectus.

18.	Comment: In connection with the disclosure under the “Policy regarding short-term or excessive trading” section as described on page 25 of the prospectus: (i) please explain the maximum amount of time before an investor would be informed that a purchase or exchange order was rejected by a Fund; and (ii) please confirm that each Fund’s “right to restrict, reject or cancel . . . any purchase or exchange order” does not extend to sales and exchange transactions protected under Section 22(e) of the 1940 Act.

Response: The Registrant confirms that each Fund will use reasonable efforts to notify any investor in connection with a rejected order. The Registrant also confirms that it may only “restrict, reject or cancel . . . any purchase or exchange order” consistent with Section 22(e) of the 1940 Act and related SEC and SEC staff guidance.

SAI:

19.	Comment: In the “Investment Strategies, Securities and Risks” section, please consider explaining how the Funds will cover each type of derivative investment.

Response: The Registrant confirms that it will cover its derivatives investments consistent with the 1940 Act and related SEC and SEC staff guidance, but declines to include specific disclosure in its SAI for each type of derivatives investment.

20.	Comment: On page 23, please consider defining “Treasury Market Practices Group.”

Response: The Registrant has made the requested revision.

21.	Comment: In the “Investment Limitations and Restrictions” section on page 23, please consider defining “majority of each fund’s outstanding shares.”

Response: The Registrant respectfully notes that the following definition is included on page 2 of the SAI:

A majority of the outstanding voting shares of a fund means the affirmative vote of the lesser of: (a) 67% or more of the voting shares represented at the meeting, if more than 50% of the outstanding voting shares of a fund are represented at the meeting or (b) more than 50% of the outstanding voting shares of a fund.

22.	Comment: Consider changing the Funds’ fundamental investment restrictions for consistency.

Response: The Board and the initial shareholder of each Fund considered and adopted the fundamental investment restrictions set forth in the SAI specific to each Fund. Accordingly, the Registrant respectfully declines to revise the Funds’ fundamental investment restrictions.

23.	Comment: With regard to the fundamental investment restriction relating to concentration, please disclose whether the Funds look through to the securities held by underlying funds in which the Funds invest.

Response: The Registrant is not aware of any requirement to “look through” to the securities held by underlying funds in which a Fund invests or a requirement to provide related disclosure with respect to a Fund’s concentration policy. However, the Funds do look through to the securities held by any affiliated underlying funds in which the Funds invest. In addition, the Registrant notes that the Funds do not invest in underlying funds that are concentrated and each Fund expects its investments in underlying funds to constitute a small portion of the Fund’s portfolio.

24.	Comment: Please include the information required under Item 17(b)(5) of Form N-1A.

Response: The Registrant has included the following disclosure under the “Securities Beneficially Owned By Each Trustee” section:

As of December 31, 2014, each trustee who is not an “interested person” of the trust, as that term is defined in the 1940 Act, and his or her immediate family members, did not beneficially or of record own securities in (1) an investment adviser or principal underwriter of the trust or (2) a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the trust.

25.	Comment: In the “Distributor” section on page 37, please include the information required by Item 25(b) of Form N-1A.

Response: The Registrant notes that the current disclosure in the “Distributor” section discloses that Schwab (the Funds’ distributor) “receives no fee under the Distribution Agreement” and, thus, the information required by Item 15(b) is not applicable.

26.	Comment: On the signature page, please confirm that the Treasurer serves as the Registrant’s principal accounting officer.

Response: The Registrant confirms that, under the Registrant’s Amended and Restated Bylaws, the Treasurer serves as the principal accounting officer.

27.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the SEC staff comments or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

*    *     *

Should you have any questions or comments, please contact the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen T. Cohen
Stephen T. Cohen